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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-1)

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JEFFERSON SMURFIT GROUP PLC
(Name of Subject Company (Issuer))

MDCP ACQUISITIONS I
MDP ACQUISITIONS PLC
MDCP ACQUISITIONS PLC
MDCP IV GLOBAL INVESTMENTS LP
MDP IV GLOBAL GP, LP
MDP GLOBAL INVESTORS LIMITED
MADISON DEARBORN PARTNERS, L.L.C.
(Names of Filing Persons (Offerors))

American Depositary Shares, each representing ten Ordinary Shares of euro 0.30 each Ordinary Shares of euro 0.30 each (Title of Class of Securities)	47508W 10 7 (CUSIP Number of Class of Securities)

Samuel M. Mencoff
c/o Madison Dearborn Partners, Inc.
Three First National Plaza
Suite 3800
Chicago, Illinois 60602
Telephone: (312) 895-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Dennis M. Myers, Esq.
Kirkland & Ellis
200 East Randolph Drive, Suite 5400
Chicago, Illinois 60601
Telephone: (312) 861-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,426,125,694	$223,204

*
Calculated solely for purposes of determining the filing fee. This amount assumes 1,143,988,803 Ordinary Shares, including Ordinary Shares represented by American Depositary Shares, will be tendered pursuant to the offer and using a euro/ US$ exchange rate of euro 1: $0.9864 (the exchange rate on July 2, 2002).
**
Calculated as .000092 of the transaction value.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒  Third-party tender offer subject to Rule 14d-1.
  ☐  Issuer tender offer subject to Rule 13e-4.
  ☒  Going-private transaction subject to Rule 13e-3.
  ☐  Amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

Item 1.    Summary Term Sheet.

        The information set forth under "Frequently Asked Questions" in the Offer Document, dated July 5, 2002 (the "Offer Document"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)  The name of the subject company is Jefferson Smurfit Group plc and the address of its principal executive office is Beech Hill, Clonskeagh, Dublin 4, Ireland (telephone +353 1 202 7000).

        (b)  This Tender Offer Statement on Schedule TO relates to an offer ("Offer") by MDCP Acquisitions I ("Purchaser") to purchase all issued and to be issued (i) Ordinary Shares of euro 0.30 each ("JSG Shares") and (ii) American Depositary Shares, each representing 10 JSG Shares ("JSG ADSs"). JSG Shares and JSG ADSs are collectively referred to herein as "JSG Securities." According to information provided by the subject company, there are 1,086,501,433 JSG Shares (excluding 25,000,000 JSG Shares held by a subsidiary of the subject company which would be used to satisfy obligations under the subject company's share option schemes or cancelled), including JSG ADSs, in issue as of June 14, 2002 and 57,738,873 options that are expected to be exercised pursuant to the Offer.

        (c)  The information set forth in the Offer Document in Appendix I under the caption "Market quotations" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)  This Statement is filed by Purchaser; MDP Acquisitions plc ("MDP Acquisitions"); MDCP Acquisitions plc ("MDCP Acquisitions"); MDCP IV Global Investments LP ("MDCP IV Global"); MDP IV Global GP, LP ("MDP IV Global"); MDP Global Investors Limited ("MDP Global Investors"); and Madison Dearborn Partners, L.L.C. ("Madison Dearborn Partners"). The address of the principal business office of Madison Dearborn Partners is c/o Madison Dearborn Partners, Inc., Three First National Plaza, Suite 3800, Chicago, Illinois 60602 (telephone (312) 895-1000). The address of the principal business office of each of MDCP IV Global, MDP IV Global and MDP Global Investors is M & C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands (telephone +1 345 949 8066). The address of the principal business office of each of Purchaser, MDP Acquisitions and MDCP Acquisitions is Arthur Cox Building, Earlsford Terrace, Dublin 2, Ireland (telephone +353 1618 0000).

        (b)-(c)    Purchaser is an Irish public unlimited company, MDP Acquisitions and MDCP Acquisitions are Irish public limited companies, MDCP IV Global and MDP IV Global are Cayman Islands limited partnerships, MDP Global Investors is a Cayman Islands limited company, and Madison Dearborn Partners is a Delaware limited liability company. The information set forth in the Offer Document in the Letter from Deutsche Bank AG London ("Deutsche Bank") under the heading "Information on MDP and MDCP Acquisitions" is incorporated by reference herein. Information concerning the name, business address, present principal occupation or employment, as well as material occupations, positions, offices and employment during the past five years, and citizenship of each executive officer and director of Purchaser, MDP Acquisitions, MDCP Acquisitions, MDCP IV Global, MDP IV Global, MDP Global Investors and Madison Dearborn Partners is set forth in the Offer to Purchase in Appendix VI and is incorporated by reference herein. During the past five years, none of Purchaser, MDP Acquisitions, MDCP Acquisitions, MDCP IV Global, MDP IV Global, MDP Global Investors and Madison Dearborn Partners or any of the persons listed in Appendix VI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4.    Terms of the Transaction.

        (a)  The information set forth in the Offer Document in the Letter from Deutsche Bank under the heading "The Offer;" in Part B of Appendix II under the headings "Acceptance Period," "Announcements," "Rights of withdrawal," "Procedures for accepting the Offer in respect of JSG ADSs," "Procedures for accepting the Offer in respect of JSG Shares," and "Settlement" and, in Appendix VIII of the Offer Document under the headings "Irish taxation;" "UK taxation" and "United States taxation" is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements.

        (a)  The information set forth in the Offer Document in Appendix I under the heading "Interests of certain persons in the Offer" is incorporated herein by reference.

        (b)  The information set forth in the Offer Document in Appendix I under the heading "Background of the Offer" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a) and (c)(1)-(c)(7)    The information set forth in the Offer Document in Appendix I under the heading "Purposes, reasons and plans" and "Effects of the Offer" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b) and (d)    The information set forth in the Offer Document in Appendix I under the heading "Financing" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)-(b)    The information set forth in the Offer Document in Appendix VIII under the headings "Interests in JSG Securities" and "Dealings in JSG Securities" is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        The information set forth in the Offer Document in Appendix I under the heading "Persons retained, employed, compensated or used" is incorporated herein by reference.

Item 10.    Financial Statements.

        (a) & (c)    The information set forth in the Offer Document in Appendix I under the heading "Certain information concerning JSG" and in Appendix IV and V is incorporated herein by reference.

        (b)  Not applicable.

Item 11.    Additional Information.

        (a)  The information set forth in the Offer Document in Appendix I under the heading "Interests of certain persons in the Offer" and "Legal and regulatory matters" is incorporated herein by reference.

        (b)  The Information set forth in the Offer Document to the extent not otherwise incorporated by reference is incorporated herein by reference.

Item 12.    Exhibits.

(a)

(1)
Offer Document dated July 5, 2002.

(2)
Form of Letter of Transmittal.

(3)
Form of Acceptance and Authority.

(4)
Form of Notice of Guaranteed Delivery.

(5)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(6)
Form of Letter to Clients for use by Commercial Banks, Trust Companies and Other Nominees.

(7)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(8)
Irish press announcement dated June 17, 2002 regarding pre-conditional offer to purchase (incorporated by reference to Exhibit (a)(5)(A) of the filing persons' Schedule TO-C dated July 17, 2002).

(9)
Irish press announcement dated June 17, 2002 regarding offer to purchase (incorporated by reference to Exhibit (a)(5)(B) to the filing person's Schedule TO-C dated July 17, 2002).

(10)
Summary U.S. Advertisement dated July 5, 2002.

(11)
Summary Irish Advertisement dated July 5, 2002.

(12)
Irish and United Kingdom press release dated July 5, 2002 regarding posting of the Offer Document.

(b)
(1)
Loan agreements (to be filed by amendment upon completion).

(c)
(1)
Report dated May 30, 2002 prepared for Madison Dearborn Partners by Jaakko Poyry Consulting regarding the European containerboard industry.*

*
Certain portions of this document have been omitted pursuant to a request for confidential treatment and the omitted portions have been filed with the Commission separately on the date hereof.

(2)
Presentation by UBS Warburg and IBI Corporate Finance to JSG's Independent Directors, dated June 16, 2002.

(d)
(1)
Transaction Agreement dated June 17, 2002 by and between JSG and Purchaser (incorporated by reference to exhibit 2.1 to the Schedule 13D/A filed by Smurfit International, B.V. on June 17, 2002).

(2)
Equity Commitment Letter dated June 17, 2002, by and among Purchaser, Madison Dearborn Capital Partners, L.L.C. and Madison Dearborn Capital Partners IV, L.P.

(3)
Letter Agreement dated May 7, 2002 by and between Jefferson Smurfit Group plc and Madison Dearborn Capital Partners IV, L.P regarding expense reimbursement and non-solicitation ("Expense Reimbursement Agreement").

  (4)
  Amendment dated June 17, 2002 to Expense Reimbursement Agreement.

  (5)
  Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of the Management Investors, including certain corporate entities controlled by such persons (incorporated by reference to Exhibit C to the filing persons' Schedule 13D filed June 20, 2002).

  (6)
  Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of Peter Alan Smurfit, Dermot F. Smurfit, James O. Dwyer and Mary Redmond, including certain corporate entities controlled by such persons (incorporated by reference to Exhibit D to the filing persons' Schedule 13D filed June 20, 2002).

  (7)
  Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of the Independent Directors (incorporated by reference to Exhibit E to the filing persons' Schedule 13D filed June 20, 2002).

  (8)
  Agreement and Commitment date June 17, 2002 by and between Purchaser and Jefferson Smurfit Group plc regarding continuation of director and officer liability insurance.

  (9)
  Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Dr. Michael W.J. Smurfit.

  (10)
  Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Gary McGann.

  (11)
  Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Anthony Smurfit.

  (12)
  Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Ian Curley.

  (13)
  Management Equity Agreement dated on or about July 4, 2002 among MDCP Acquisitions plc and each of the Management Investors.

  (14)
  Registration Rights Agreement dated on or about July 4, 2002 among MDCP Acquisitions plc, MDCP IV Global Investments, LP and each of the Management Investors.

  (15)
  Corporate Governance Agreement dated on or about July 4, 2002 among MDCP Acquisitions plc, MDCP IV Global Investments, LP and each of the Management Investors.

(e)
Not applicable.

(f)
Not applicable.

(g)
Not applicable

(h)
Not applicable.

Item 13.    Information Required by Schedule 13E-3.

  Item 2.    Subject Company Information, paragraphs (d) through (f).

  (d)
  The information set forth in the Offer Document in Appendix I under the heading "Market quotations" is incorporated herein by reference.

  (e)
  Not applicable.

  (f)
  Not applicable.

  Item 4.    Terms of the Transaction, paragraphs (c) through (f).

  (c)
  The information set forth in the Offer Document in Appendix I under the heading "Interests of certain persons in the Offer" is incorporated herein by reference.

  (d)
  No appraisal rights are available.

  (e)
  The information set forth in the Offer Document in Appendix I under the heading "Provisions for unaffiliated securityholders" is incorporated herein by reference.

  (f)
  Not applicable.

  Item 5.    Past Contacts, Transactions, Negotiations and Agreements, paragraphs (c) and (e).

  (c)
  The information set forth in the Offer Document in Appendix I under the heading "Background of the Offer" is incorporated herein by reference.

  (e)
  The information set forth in the Offer Document in Appendix I under the heading "Description of agreements relating to the Offer" and "Interests of certain persons in the Offer" is incorporated herein by reference.

  Item 6.    Purposes of the Transaction and Plans or Proposals, paragraph (b) and (c)(8).

          (b) and (c)(8)    The information set forth in the Offer Document in Appendix I under the heading "Effects of the Offer" and "Purposes, reasons and plans" is incorporated herein by reference.

  Item 7.    Purposes, Alternatives, Reasons and Effects.

          (a)-(d)    The information set forth in the Offer Document in Appendix I under the headings "Background of the Offer," "Effects of the Offer, "Recommendation of the Independent Directors; reasons for the Offer; fairness of the Offer," "Position of MDCP Acquisitions and certain affiliated parties as to the fairness of the Offer," "Position of Management Investors as to the fairness of the Offer," "Report of the financial advisers to the Independent Directors," "Certain projections prepared by JSG management", "Description of JP Management consulting report" and "Purposes, reasons and plans" is incorporated herein by reference.

  Item 8.    Fairness of the Transaction.

          (a)-(f)    The information set forth in the Offer Document in Appendix I under the headings "Recommendation of the Independent Directors; reasons for the Offer; fairness of the Offer," "Report of the financial advisers to the Independent Directors," "Certain projections prepared by JSG's management," "Position of MDCP Acquisitions and certain affiliated parties as to the fairness of the Offer," and "Position of Management Investors as to the fairness of the Offer" is incorporated herein by reference.

  Item 9.    Reports, Opinions, Appraisals and Negotiations.

          The information set forth in the Offer Document in Appendix I under the headings "Recommendation of the Independent Directors; reasons for the Offer; fairness of the Offer," "Report of the financial advisers to the Independent Directors," "Description of JP Management consulting report"and Exhibits (c)(1) and (c)(2) to this Schedule TO is incorporated herein by reference.

  Item 10.    Source and Amount of Funds or other Consideration, paragraph (c).

  (c)
  The information set forth in the Offer Document in Appendix I under the heading "Fees and expenses" is incorporated herein by reference.

  Item 12.    The Solicitation or Recommendation, paragraphs (d) and (e).

          (d)-(e)    The information set forth in the Offer Document in the Letter from Deutsche Bank under the heading "Recommendation" and in Appendix I under the headings "Recommendation of the Independent Directors; reasons for the Offer; fairness of the Offer," "Interests of certain persons," and "Position of Management Investors as to the fairness of the Offer" is incorporated herein by reference.

  Item 14.    Persons/Assets Retained, Employed, Compensated or Used, paragraph (b).

  (b)
  No officer, class of employees or corporate assets of JSG will be utilized by Purchaser in the Offer.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: July 5, 2002	MDCP ACQUISITIONS I
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDP ACQUISITIONS PLC
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDCP ACQUISITIONS PLC
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDCP IV GLOBAL INVESTMENTS LP
	By:	MDP IV Global GP, LP
	Its:	General Partner
	By:	MDP Global Investors Limited
	Its:	General Partner
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDP IV GLOBAL GP, LP
	By:	MDP Global Investors Limited
	Its:	General Partner
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDP GLOBAL INVESTORS LIMITED
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MADISON DEARBORN PARTNERS, L.L.C
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Managing Director

INDEX TO EXHIBITS

Exhibit Number	Description
99(a)(1)	Offer Document dated July 5, 2002.
99(a)(2)	Form of Letter of Transmittal.
99(a)(3)	Form of Acceptance and Authority.
99(a)(4)	Form of Notice of Guaranteed Delivery.
99(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(a)(6)	Form of Letter to Clients for use by Commercial Banks, Trust Companies and Other Nominees.
99(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99(a)(8)	Irish press announcement dated June 17, 2002 regarding pre-conditional offer to purchase (incorporated by reference to Exhibit (a)(5)(A) of the filing persons' Schedule TO-C dated July 17, 2002).
99(a)(9)	Irish press announcement dated June 17, 2002 regarding offer to purchase (incorporated by reference to Exhibit (a)(5)(B) to the filing person's Schedule TO-C dated July 17, 2002).
99(a)(10)	Summary U.S. Advertisement dated July 5, 2002.
99(a)(11)	Summary Irish Advertisement dated July 5, 2002.
99(a)(12)	Irish and United Kingdom press release dated July 5, 2002 regarding posting of the Offer Document.
99(b)(1)	Loan agreements (to be filed by amendment upon completion).
99(c)(1)	Report dated May 30, 2002 prepared for Madison Dearborn Partners by Jaakko Poyry Consulting regarding the European containerboard industry.*
99(c)(2)	Presentation by UBS Warburg and IBI Corporate Finance to JSG's Independent Directors, dated June 16, 2002.
99(d)(1)	Transaction Agreement dated June 17, 2002 by and between JSG and Purchaser (incorporated by reference to exhibit 2.1 to the Schedule 13D/A filed by Smurfit International, B.V. on June 17, 2002).
99(d)(2)	Equity Commitment Letter dated June 17, 2002, by and among Purchaser, Madison Dearborn Capital Partners, L.L.C. and Madison Dearborn Capital Partners IV, L.P.
99(d)(3)
Letter Agreement dated May 7, 2002 by and between Jefferson Smurfit Group plc and Madison Dearborn Capital Partners IV, L.P regarding expense reimbursement and non-solicitation ("Expense Reimbursement Agreement").
99(d)(4)	Amendment dated June 17, 2002 to Expense Reimbursement Agreement.
*
Certain portions of this document have been omitted pursuant to a request for confidential treatment and the omitted portions have been filed with the Commission separately on the date hereof.

Exhibit Number	Description
99(d)(5)	Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of the Management Investors, including certain corporate entities controlled by such persons (incorporated by reference to Exhibit C to the filing persons' Schedule 13D filed June 20, 2002).
99(d)(6)	Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of Peter Alan Smurfit, Dermot F. Smurfit, James O. Dwyer and Mary Redmond, including certain corporate entities controlled by such persons (incorporated by reference to Exhibit D to the filing persons' Schedule 13D filed June 20, 2002).
99(d)(7)	Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of the Independent Directors (incorporated by reference to Exhibit E to the filing persons' Schedule 13D filed June 20, 2002).
99(d)(8)	Agreement and Commitment dated June 17, 2002 by and between Purchaser and Jefferson Smurfit Group plc regarding continuation of director and officer liability insurance.
99(d)(9)	Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Dr. Michael W.J. Smurfit.
99(d)(10)	Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Gary McGann.
99(d)(11)	Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Anthony Smurfit.
99(d)(12)	Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Ian Curley.
99(d)(13)	Management Equity Agreement dated on or about July 4, 2002 among MDCP Acquisitions plc and each of the Management Investors.
99(d)(14)	Registration Rights Agreement dated on or about July 4, 2002 among MDCP Acquisitions plc, MDCP IV Global Investments, LP and each of the Management Investors.
99(d)(15)	Corporate Governance Agreement dated on or about July 4, 2002 among MDCP Acquisitions plc, MDCP IV Global Investments, LP and each of the Management Investors.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS